Exhibit 99.5

TSX-V: AVU US DTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

June 7, 2017	NR 10 - 2017

Avrupa Minerals Begins Exploration at Alvito IOCG Targets, Portugal

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to provide an update on project activities to date in 2017.  The Company has progressed two of its projects in an effort to make them more ready for joint venture possibilities and has begun the exploration program at the Alvito iron oxide copper-gold (“IOCG”) project in Portugal.

Alvito IOCG Exploration Underway, Portugal

The Company’s partner for the Alvito Project, OZ Minerals Limited (“OZ Minerals”), has provided funding for the first phase exploration program which is designed to identify and refine IOCG drill targets.  IOCG deposits are characterized by large volumes of iron oxide-dominated alteration and associated copper and gold mineralization.  Examples of IOCG deposits include the Olympic Dam Mine in Australia owned by BHP Billiton Ltd. and the Candelaria Mine in Chile operated by Lundin Mining Corporation.  OZ Minerals owns two IOCG projects in South Australia:  the Prominent Hill Mine, currently in production, and the Carrapateena project, currently in feasibility study.

AVRUPA LICENSES AND JV'S IN PORTUGAL
COVAS JV
BRAGA OFFICE
PORTO
LISBON
MARATECA
SANTA MARGARIDA DO SADO
ALVITO OPTION
GRANDOLA OFFICE
ALVALADE JV
MERTOLA
LICENSES
JOINT VENTURES
APPLICATIONS
N
50 0 50 100
Kilometers
Scale: 1:2,500,000
1
2
3
4
5
6
São Cristóvão
Alcáçovas
Vila Nova do Baronia
New Alvito extension license covering Alcacovas iron oxide copper-gold targets

Figure 1.  Location and outline of the new Alvito extension license covering the entire Alcaçovas iron oxide copper-gold target area.

The Alvito project is located approximately two hours from the Portuguese capital of Lisbon (Figure 1).  Exploration is focused on an area containing a large copper-in-soil anomaly with a strike extent of 24 kilometers.  The first phase of the program will consist of geological mapping and prospecting, and large, license-wide, gravity and magnetic geophysical surveys.  The detailed geological and geophysical data will be integrated with results from historical work, and used to identify and rank drill targets for the second phase of the exploration program.

The exploration program will be managed by Avrupa’s Portuguese geological team based in Grandola, Portugal, and led by Mr. Josh Coder, MSc. Geo, formerly with Polish copper producer KGHM.

Marateca VMS Project exploration program results, Portugal

Also in southern Portugal, Avrupa drilled two holes to test stratigraphy and for possible mineralization in the late fall of 2016. The results from these two stratigraphic holes at the Pego do Altar gossan target on the Marateca project indicated anomalous base metal geochemistry over 38.25 meters (from 23.35 to 61.6 meters) in PDA01, and over 18.1 meters (from 22.50 to 40.60 meters) in PDA02, and then again for 5.4 meters at the bottom of this hole (from 71.45 to 76.85 meters--TD).

Most importantly, the blind intersection of stockwork sulfide and quartz mineralization, up to 100 meters downdip from the outcropping gossan, indicates continuity of the sulfidic zone.  The stockwork zone at Pego do Altar is located in the target stratigraphy of the upper levels of the Volcano-Sedimentary (VS) Formation, host to massive sulfide mineralization throughout the Iberian Pyrite Belt, including at Avrupa’s discovery at Sesmarias in the Alvalade Project, some 40 kilometers south of Pego do Altar.  There are at least eight other un-drilled target areas identified to date on the Marateca license where upper VS stratigraphy subcrops or outcrops while hosting anomalous zinc and copper soil geochemistry.

AVRUPA LICENSES AND JV'S IN PORTUGAL
COVAS JV
BRAGA OFFICE
PORTO
LISBON
MARATECA
ALVITO OPTION
SANTA MARGARIDA DO SADO
GRANDOLA OFFICE
ALVALADE JV
MERTOLA
N
LICENSES
JOINT VENTURES
APPLICATIONS
50 0 50 100
Kilometers
Scale: 1:2,500,000
MARATECA
MARATECA
VELA
S. MARTINHO
SERRA DO LOUREIRO
PALMA
VOLTA
CLERIGOS
MR-1
MOITA
BICA
ALVITO
4 0 4 8
Kilometers
Scale: 1:200,000

Figure 2.  Location and outline of the Marateca license, with all presently known target areas.  Pego do Altar is located in the southeast corner of license.  All target areas cover windows of outcropping upper VS Formation and anomalous copper and zinc in soils geochemistry.  We assume that areas between the VS windows, covered by recent sediments, also contain buried VS stratigraphy and targets.

The data from the Marateca exploration programs is currently being assembled for review by potential partners on the project.

Metovit Pb-Zn-Ag-Au License soil sampling, Kosovo

In Kosovo, results from widespread soil sampling on the Metovit license, located less than 15 kilometers NE of the Slivovo Gold Project, indicate several new target areas for further groundwork.  The strongest and most widespread gold-in-soil anomalism occurs in the area of Grbes village near where Avrupa drilled a shallow test hole in 2011.  That hole intercepted de-calcified shales, but no geochemical anomalism.  The second area of widespread soils’ anomalism occurs in the northern and northeastern portions of the license where geologists discovered an outcropping gossan zone carrying elevated Au, Ag, As, Pb, Zn, Ni, and Cr values.  A third area of interest covers a widespread molybdenum-in-soil anomaly around the Metovic village area, also drilled by Avrupa in 2011. This hole bottomed for technical reasons in stockwork sulfide veining and strong argillic alteration, but has not yet been followed-up.

Avrupa plans to conduct follow-up work at Metovit later in 2017.

AVRUPA LAND IN KOSOVO
STAN TERG MINE
(AG-PB-ZN)
METOVIT
PRISHTINE
ARTANA MINE
(AU-AG-PB-ZN)
SLIVOVO
ACTIVE EXPLORATION LICENSE
N
15 0 15 30
Kilometers
AVRUPA
MINERALS

METOVIT LICENSE -- Au in soils
Metovit_S_samples1 by Au_ppb
50 to 10,000 (2)
20 to 50 (6)
10 to 20 (18)
5 to 10 (69)
-10 to 5 (535)
1 0 1 2
Kilometers
Scale: 1:40,000

METOVIT LICENSE -- Zn in soils
Metovit_S_samples1 by Zn_ppm
400 to 10,000 (7)
200 to 400 (15)
125 to 200 (33)
100 to 125 (94)
-10 to 100 (481)
1 0 1 2
Kilometers
Scale: 1:40,000

Figure 3.  Location of Metovit license in Kosovo, with gold and zinc in soils geochemistry.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,268 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa has three joint ventures, two in Portugal and one in Kosovo, including:

*

The Oz Alvito Option Agreement with Oz Minerals Ltd. covering one license in the Ossa Morena Zone in southern Portugal, for IOCG deposits;

*

The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Zn/Cu-rich massive sulfide deposits.  The partner is currently in default according to the terms of the JV agreement, and Avrupa is working on a route to consolidation of the program;

*

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

*

Avrupa’s partner at the Slivovo Gold Project in Kosovo is fully funding the program, allowing Avrupa to dilute its ownership in the JV operating company Peshter Mining JSC.  If AVU ownership goes below 10%, the interest in the project converts to a 2% NSR.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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